Gary R. Henrie
Attorney at Law

3518 N. 1450 W.                                                                                                                                                                                                                                                                                                                                      Telephone:  702-616-3093
Pleasant Grove, UT  84062                                                                                                                                                                                                                                                                                                             E-mail:  grhlaw@hotmail.com

November 16, 2009

By Filing on EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C.  20549-0404

Re:          Concrete Casting, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
Forms 10-Q for Fiscal Quarters Ended March 31, 2009 June 30, 2009
File No. 0-01900

To Whom It May Concern:

I am securities counsel to the above referenced company (the “Company”) and am in receipt of the Staff’s comment letter to the Company faxed to the Company on November 2, 2009.  The letter requests a response to its comments on or before November 16, 2009.

The Company’s support personnel have been engaged in completing and filing the Company’s 10-Q for the fiscal quarter ended September 30, 2009 which was filed today.  We therefore request that we be allowed an additional 5 business days beyond November 16, 2009, within which to respond to the comments.  This would extend the comment response due date to November 23, 2009.

Thank you for your consideration of this request.

Very truly yours,

/s/ Gary R. Henrie

Gary R. Henrie
Concrete Casting, Inc.
Securities Counsel